                                                            Exhibit 1

          FOR IMMEDIATE RELEASE

          Contact:
          Ellen B. Richstone                James R. Buckley
          Chief Financial Officer           Account Specialist
          Augat Inc.                        Sharon Merrill Associates, Inc.
          508/543-4300                      617/262-1800

                      AUGAT REVISES OUTLOOK FOR 1995 SECOND HALF

               MANSFIELD, Mass., September 11, 1995 -- Augat Inc. (NYSE:AUG) today announced that its earnings for the third quarter and full year are expected to be lower than the current published estimates of financial analysts which range between $0.34 and $0.40 per share for the third quarter and $1.43 and $1.50 per share for the year ending December 31, 1995. For the quarter ending September 30, the Company expects to report earnings in the range of $0.20 to $0.25 per share compared to $0.33 per share in 1994's third quarter on slightly higher sales.

               "The disappointing results are due entirely to the weakness in Augat's automotive business. The Company's other operations continue to perform in line with expectations," stated William R. Fenoglio, President and Chief Executive Officer.

               In July, when it reported second-quarter results, Augat noted that it was experiencing a decline in automotive volume beyond the planned lower production of the Ford Aerostar and that it expected the softness in overall demand to persist during the second half of the year. Mustang and Aerostar revenues have continued to slow beyond the Company's reduced expectations for the quarter. Within Augat's Ford Mustang business, the Company is also experiencing an unfavorable shift in mix -- convertibles versus sedans -- which is not only reducing wiring revenue but also causing a reduction in 'pull through' connector volume. Also, the Company is being affected by the slow ramp up of Chrysler's new mini-van; the run-rate so far this quarter has been 15 to 20 percent lower than expected. Further, in an environment of softening demand and unfavorable mix, the Company is experiencing pricing pressure and an inability to pass through raw material cost increases.

               "While we are clearly disappointed in the weakness of the domestic auto-related business, Europe continues to turn in a strong performance and we are seeing continued improvement in our Interconnection Products business," Fenoglio said. The
          Communications business, which the Company is targeting for expanded growth, continues to perform in line with expectations and Augat expects this division's sales for 1995 to be up 30 to 35 percent over 1994. This strong performance will not be sufficient to offset the decline in the larger automotive sector and, therefore, Augat currently expects full-year earnings to be four to eight percent lower than 1994.

               "The Company expects that 1996 will show a return to stronger Aerostar volume and as the new Automotive product lines launched in 1995 ramp up to full annual production volume, we expect to see full manufacturing efficiency and improved profitability," Fenoglio concluded.

               One of the largest manufacturers of connector products in the world, Augat Inc., is pursuing a strategy for growth in the communications, computer, automotive and industrial markets, through customer partnerships, new-product introductions, strategic acquisitions and ongoing productivity programs.


          PAGE